May 2, 2005


Mail Stop 03-06


Mr. Robert J. Halliday
Chief Accounting Officer
Varian Semiconductor Equipment Associates, Inc.
35 Dory Road
Gloucester, MA 01930-2297


	RE:	Varian Semiconductor Equipment Associates, Inc.
Form 10-K for the Fiscal Year Ended October 1, 2004 and Related
Filings
File No. 000-25395

Dear Mr. Halliday:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended October 1, 2004

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Results of Operations - Page 20

1. We note that product revenue in fiscal 2004 increased by a material amount from that recorded in fiscal 2003. Please revise future filings to quantify, as practicable, the increase in volume of products sold underlying the increase in demand. Please also quantify changes in average price of your products sold, if material, and provide a discussion of management`s assessment of the market in the period being reported and expectations for future periods. We refer you to the guidance at SEC Release 33-8350 and Item 303(a)(3)
of Regulation S-K.
2. We note even though product revenue increased significantly, service revenue decreased slightly. You have stated that this is due to a reduction in installation revenue. We would expect that you experienced a much higher volume of shipments in fiscal 2004 versus fiscal 2003, based on your stated increase in demand, therefore, it is not clear to us why you did not have an increase in service revenue. Please clarify this matter supplementally and in future filings.

Liquidity and Capital Resources - Page 25

3. We note that you had significant increases from 2003 to 2004 in certain balance sheet accounts such as accounts receivable, inventories, accounts payable and deferred revenue. Please revise future filings to discuss the reasons for significant changes in your current asset and liability accounts and the impact of the changes on your liquidity. Refer to Item 303(a)(1) of Regulation S-K.

Item 9A. Controls and Procedures - Page 36

4. We note that you have concluded that your disclosure controls and procedures were designed to ensure that material information relating to Varian Semiconductor, including its consolidated subsidiaries, is made known to the CEO and CFO by others within those entities, particularly during the period in which this report was being prepared. In future filings, please revise your disclosure so that it provides, if true, that your disclosure controls and procedures are "effective" rather than "effective at providing reasonable assurance." In addition, if you elect to retain the language that is currently included immediately following "effective in providing reasonable assurance" in your disclosure, please revise so that any language that appears after the word "effective" in your disclosure is substantially similar in all material respects to the language that appears in the entire two-sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e) of the Exchange
Act.

Report of Independent Registered Public Accounting Firm - Page F-2

5. In future filings, please have your independent audit firm revise its report to clearly state they also audited the financial statement schedule in accordance with the standards of the Public Company
Accounting Oversight Board (United States).

Note 2. Summary of Significant Accounting Policies

Revenue Recognition - Page F-7

6. We note that it is your policy to recognize installation revenue upon fulfillment of the service obligation. Please tell us and disclose in future filings the approximate length of time it takes for installation to be completed. We may have further comments.

Deferred Revenue - Page F-8

7. We note that deferred revenue includes customer advances and amounts that have been billed per the contractual terms but have not been recognized as revenue, and that $7.9 million of your deferred revenue balance of $54.5 million at October 1, 2004 is related to extended warranties. Please tell us and in future filings disclose the nature of other material components of the remaining balance of
$46.6 million at October 1, 2004.

Note 17. Income Taxes - Page F-23

8. In regard to your undistributed earnings of your foreign subsidiaries, please revise future filings to include the applicable disclosures required by paragraph 44 of SFAS 109.

Schedule II - Page S-1

9. Please tell us the amount of bad debt expense that you recorded in each period presented, as it is not apparent from the schedule.
Please clearly indicate the gross bad debt expense recorded during the periods presented in this schedule in future filings.

Form 8-K filed January 27, 2005

10. Please revise your non-GAAP financial disclosures in future
Item
2.02 Form 8-K filings to explain why each individual non-GAAP measure presented is useful to an investor in accordance with Item 10(e)(i)
of Regulation S-K, as required by the instructions to Item 2.02 of the Form 8-K. Also, discuss how management uses the measure and the limitations of using this measure. Finally, please note that since you provide several non-GAAP measures please be sure to clearly label each GAAP and non-GAAP measure and provide separate disclosures of the limitations and usefulness of each non-GAAP measure presented.
11. In addition, we note that you refer to your non-GAAP information as "pro forma". The pro forma terminology has very specific meaning in accounting literature, as indicated by Article 11 of Regulation S-
X. In future filings, please revise your presentation to omit the pro forma terminology when referring to your non-GAAP information.

*    *    *    *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      You may contact Tom Dyer, Staff Accountant, at (202) 824-
5564
or me at (202) 942-1812 if you have any questions. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202) 942-7903.

      Sincerely,


							N. Jay Webb
							Reviewing Accountant

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Mr. Robert J. Halliday
Varian Semiconductor Equipment Associates, Inc.
May 2, 2005
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